Exhibit 99.1

Tombstone Exploration's Hi-Tech GeoPhysical Program Has Commenced

PHOENIX, AZ--(Marketwire - 06/30/10) - Tombstone Exploration Corporation (OTC.BB:TMBXF - News) announced today that the Company has contracted Geotech Ltd. of Ontario, Canada to fly an airborne Z-Axis Tipper Electromagnetic (ZTEM) on its Tombstone, Arizona property. ZTEM was selected for its ability to achieve unparalleled resolution and depth of investigation. The system is well suited to imaging buried porphyry deposits and is capable of gathering data over 6,000 feet (2 kilometers) below ground surface. Geotech arrived at the Tombstone property on Monday, June 28, 2010.

The airborne ZTEM survey will be over 200 line miles and will cover most of the Tombstone district. The data will be interpreted to provide targets for a giant, high-grade porphyry copper - gold deposit that can be mined by open pit or block caving mining methods. Tombstone is situated 25 miles north of the historic Bisbee porphyry copper mine. There are numerous exploration programs ongoing in the region for porphyry copper deposits.

The project is situated 150 miles southeast of the Resolution deposit, which is currently being explored by Rio Tinto, and is reported to contain an Inferred Resource of 1.34 billion tonnes containing 1.51% copper and 0.04% molybdenum. The Tombstone project has two major intrusions (granodiorite and porphyry) underlain by sediments that could host a Resolution style deposit.

Alan Brown, CEO of Tombstone, commented, "The ZTEM is the most advanced technology available for discovering ore bodies at depth. To understand this technology further, please view www.geotech.ca. This technology is used by many of the major mining companies in their exploration programs."

Geotech Ltd. provides full service contract airborne geophysical surveys, data processing and data interpretation. At the present time, Geotech Ltd. offers VTEM (helicopter-borne time-domain electromagnetic), ZTEM and AirMt (measure natural alternating magnetic fields in the audio-frequency range), magnetic, magnetic gradient and gamma-ray spectrometer surveys. Geotech Ltd. operates nine VTEM systems in North America and world-wide, a total of 30. Their clients are mainly from the mineral and petroleum exploration industries. The proprietary, large dipole moment VTEM system, in the six years since its first commercial survey, has become the airborne system of choice by the exploration community. A number of exploration successes have been attributed to VTEM surveys by the exploration companies.

Tombstone Exploration Corporation (OTC.BB:TMBXF - News) is focused primarily on exploration and development of mineral resources. Tombstone Exploration Corporation has the mineral rights to approximately 14,000 acres of historical mining land in the areas around Tombstone, Arizona and is the largest landholder in the Tombstone Mining District.

For more information on Tombstone Exploration Corporation, please visit www.tombstonemining.com.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not historical facts may be forward-looking statements within the meaning of the Securities Act of 1933, as amended. Forward-looking statements include statements regarding the intent, belief or current expectations of the Company and its management. Such statements are estimates only, as the Company has not completed the preparation of its financial statements for those periods, nor has its auditor completed the audit of those results. Actual revenue may differ materially from those anticipated in this press release. Such statements reflect management's current views, are based on certain assumptions and involve risks and uncertainties. Actual results, events, or performance may differ materially from the above forward-looking statements due to a number of important factors, and will be dependent upon a variety of factors, including, but not limited to Tombstone Exploration Corporation's ability to obtain additional financing. Tombstone Exploration Corporation undertakes no obligation to publicly update these forward-looking statements to reflect events or circumstances that occur after the date hereof or to reflect any change in Tombstone Exploration Corporation's expectations with regard to these forward-looking statements or the occurrence of unanticipated events. Factors that may impact Tombstone Exploration Corporation's success are more fully disclosed in Tombstone Exploration Corporation most recent public filings with the U.S. Securities and Exchange Commission.